[LETTERHEAD OF SIDLEY AUSTIN LLP]

November 15, 2007

Securities and Exchange Commission

Station Place

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	IPC The Hospitalist Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 12, 2007
File No. 333-145850

Dear Mr. Riedler:

On behalf of IPC The Hospitalist Company, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 25, 2007 (the “comment letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on October 12, 2007 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and updates a limited amount of other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter, and we have retyped the text of the Staff’s comments in bold below. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Form S-1/Amendment No. 1

Prospectus Summary, page 1

1.

We note your response to comment 5 and your revised disclosure, including the new language set forth in the last full paragraph on page 7. However, we still continue to believe that your summary does not present a balanced view of your company and your operations. Therefore, the comment is reissued. Please revise the summary to provide disclosure regarding any negative aspects of your company’s experiences and prospects. For example, your discussion should include a caption that would make it comparable to the other paragraphs you include in the Summary where you discuss positive attributes and strengths about your company. More specifically, you should include a caption that reads “Challenges We Face” or “Risks We Face.” Additionally, your revised disclosure should include discussion that your independent auditors have identified a material weakness in your internal controls over financial accounting that could affect your ability to ensure timely and reliable financial reports; that your

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

November 15, 2007

business appears to be 100% reliant on referrals from third parties; that your business is heavily concentrated in four states; and that your business is affected by competitive pressures in the hospitalist industry which could potentially exert downward pressure on your profit margins. Please also ensure that each of the factors you discuss is set forth in bullet format.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8.

2.	We note your response to comment 7 and your revised disclosure, including the disclosure on page 3 that indicates that hospitalists can include physicians, nurse practitioners and physician’s assistants. Please revise your document so that this information is also disclosed on page 1 where you initially discuss the hospitalist concept.

In response to the Staff’s comment, the Company has revised the disclosure on page 1.

3.	We note your responses to comments 8 and 9 and your revised disclosure. However, your disclosure is still not clear as to how your company operates and earns revenue or what services you provide as oppose to your employees and affiliated professional organizations. Please revise your document so that the following information is made clear in your document:

•	who requests the services that IPC’s employees or affiliates provide;
•	what services does IPC provide and what services do IPC’s employees or affiliates provide;
•	who does IPC bill and who pays or reimburses IPC for services rendered by IPC and/or its employees or affiliates;
•	who does IPC employ and how are these employees paid;
•	how does the above mentioned differ in states where you are prohibited to employ any physicians.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, and 51.

4.	Additionally, you indicate in your risk factor entitled “Because patients do not typically select their hospitalists . . . .” on page 17 that you are “completely” reliant on referrals from third parties. Please explain generally who these third parties are; whether the referring third parties obtain any compensation for the referral; and how you initially develop a relationship with such third parties to the point that they refer patients to you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 51.

Our Company and Our Solution, page 3

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

November 15, 2007

5.	You indicate in this section that you “employ” over 470 hospitalists. On page 63 under the subheading “Fee-Splitting and Corporate Practice of Medicine,” you indicate that states such as Texas and Michigan, which represent approximately 25% and 11 % of your business, respectively, have laws that prohibit you from employing physicians to practice medicine. Rather, with regard to those states that prohibit corporate practice of medicine, you indicate that you operate by maintaining long-term management contracts with affiliated professional organizations and further that in such cases you only perform non-medical administrative services. Please revise your disclosure on page 3 and throughout your document to provide similar disclosure. Additionally, in your discussion, please briefly disclose the type of professional organizations you are affiliated with and to the extent you have agreements with such organizations, please file them as exhibits. You should also provide the material terms of such agreements in your Business section. If you do not believe such agreements are material, please provide a detailed explanation as to why you do not believe they are material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 51 to clarify that it employs or affiliates with its hospitalists. The Company has revised the disclosure on page 59 to describe the types of organizations with which it is affiliated and to describe the material terms of its agreements with these affiliated organizations. The Company further advises the Staff that it has filed a form of the management agreement that it has entered into with each such affiliated organization as Exhibit 10.3 to Amendment No. 2.

“Competition for qualified hospitalists is intense, and we may not be able . . . .” page 14

6.	We note your response to comment 23 and your supplemental response. We believe disclosure of your current affiliated turnover rate is important to investors in evaluating the risk factor independent of what your competitors may or may not have disclosed regarding similar information. Therefore, the comment is reissued. Please revise your disclosure to provide your current affiliated hospitalist turnover rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 16.

“Restrictions on immigration may affect our ability to compete for . . . .” page 14

7.	We note your response to comment 26 and your supplemental response. We believe disclosure of the percentage of your affiliated hospitalist that are not US citizens is important to investors in understanding your risk factor discussion independent of what your competitors may or may not have disclosed regarding similar information. Therefore, the comment is reissued.

In response to the Staff’s comment, the Company has revised the disclosure on page 16.

“We may not be able to effectively manage our growth.” page 19

8.	We note your response to comment 41 and your supplemental response that you do believe you are able to quantify the company’s growth expectations for the next 12 to 18 months in a manner that would provide useful disclosure to potential investors. Please explain why not.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

November 15, 2007

The Company respectfully advises the Staff that, as disclosed on pages 6-7 of the prospectus, it plans to grow its business by (1) increasing its market share in facilities where its affiliated hospitalists already provide care, (2) entering new facilities in existing markets, and (3) expanding into new markets. However, the Company faces challenges in executing each of these strategies.

To increase its market share in facilities where the Company’s affiliated hospitalists already provide care, the Company must improve its hospitalists’ productivity or, if there is capacity in a particular facility, recruit additional hospitalists to practice in such facility. The Company faces challenges in recruiting hospitalists, and can not be certain that it will continue to be able to hire additional hospitalists to satisfy demand in those facilities where the Company has the opportunity to provide additional services.

With respect to growth by entering new facilities in existing markets, maintaining existing relationships and establishing new relationships require substantial time and attention, and the Company’s competitors may be more successful in developing stronger relationships with these facilities, or may successfully obtain some of the Company’s current facility contracts.

Finally, a significant portion of the Company’s growth is derived from expanding into new markets. This portion of the Company’s growth strategy is generally accomplished through the acquisition of existing physician practices. The Company believes that there is a growing demand for hospitalists generally, there are a limited number of suitable acquisition candidates within the Company’s existing or potential market areas, and many of these candidates may also be attractive acquisition candidates for the Company’s competitors. The Company’s ability to grow through acquisitions could therefore be constrained, and the timing of such growth is uncertain. In addition, negotiations and evaluations with respect to each acquisition require substantial time and attention, and the timeframe to complete any such acquisition is uncertain.

For each of the reasons set forth above, the Company is not able to quantify its growth expectations over a specific period of time in a manner that would provide useful disclosure to potential investors.

“Our intellectual property rights are valuable, and if we are unable to . . . .” page 19

9.	We note your response to comment 43 and your supplemental response that you do not have any rights related to your IPC-Link®. Please provide similar disclosure in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 21.

“We may write-off intangible assets such as goodwill.” page 20

10.

We note your response to comment 47 and your revised disclosure. However, our comment sought for you to disclose the value of goodwill you carry on your books as compared to the amount of your negative shareholder’s equity and not your pro forma

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

November 15, 2007

stockholder’s equity. Therefore, our comment is reissued in part. Please revise to disclose the amount of your negative shareholder’s equity.

In response to the Staff’s comment, the Company has revised the disclosure on page 22.

Dilution, page 28

11.	Refer to your response to comment 51. It appears that you are beginning this reconciliation with a net tangible book value that has been adjusted for certain transactions that will occur at the time of the offering. Please revise this table to begin with historical net tangible book value as reported in your financial statements. Present the adjustments as separate reconciling items, or clarify that you are indeed starting at historical net tangible book value.

In response to the Staff’s comment, the Company has revised the disclosure on page 29.

Management’s Discussion and Analysis of Financial Condition, page 32

Critical Accounting Estimates page 34

12.	Refer to your response to comment 54. Please revise your disclosure related to how you record net revenues to clarify this process similar to what you provided in the current response. It remains unclear based on the disclosure that you appear to book at the contractual rates generated by the system, so you do not have a true contractual allowance adjustment as appears to be implied by your references to “estimating the ultimate amount of revenue to be collected.” Further we maintain that the aging schedule is important, so please provide the previously requested aging schedule in your document.

In response to portion of the Staff’s comment regarding recording of net revenue, the Company has expanded its disclosure on page 36.

In response to the portion of the Staff’s comment regarding the aging of receivables, the Company respectfully advises the Staff that it continues to believe that disclosure of aging of its accounts receivable would not provide meaningful information to a potential investor for the following reasons, in addition to those set forth in its original response to the Staff’s prior comment 54.

The Company’s accounts receivable consists of 90% billed patient accounts with the remaining 10% consisting primarily of unbilled accounts and unposted receipts. As indicated in the Company’s expanded disclosure on page 36, the Company does not record its accounts receivable at standard billing rates with a separate deduction for contractual allowances and uncollectible accounts. Accounts receivable are recorded on a net basis at the amounts ultimately expected to be collected. The Company only ages its billed accounts receivable, which is comprised 55% of amounts due from insurance companies, 35% due from government programs, primarily Medicare, and the remaining 10% is the patient’s responsibility. The aging is based on dates of service, and the age of the Company’s accounts does not necessarily correlate with collectibility. For example, the Company has new physicians who become affiliated with it on a continuous basis. Consequently, the Company needs to obtain provider numbers from Medicare, Medicaid and various insurance companies for these physicians before it can bill third-party payors for the services they provide. This process may take from thirty days to over 120 days depending on the carrier, the state or the insurance company. Once the Company obtains the provider number, it bills the applicable third-party payor. The billing delay does not impact the ultimate collectibility of the accounts, but does impact the aging as the amounts are aged based on date of service. Also, Medicaid and insurance companies are generally slow payors, and if our billing information is not entirely consistent with the information required by such payor, they will reject the bill until the information is resubmitted in the correct format. This again affects the aging, but has no impact on the ultimate collectibility of the Company’s accounts. The Company further refers the Staff to the Company’s disclosure on page 34 of Amendment No. 2, in Management’s Discussion and Analysis of Financial Condition, which disclosure indicates that if the Company has a contractual relationship with a third-party payor, including Medicare, Medicaid and various insurance companies, it pursues collection until the issue is resolved and thus the aging is not an indication of collectibility.

Results Of Operations, page 39

Six months ended June 30, 2007 compared to six months ended June 30, 2006, page 43

13.	Refer to your response to comment 54(h). In addition to the disclosure of these amounts, include a discussion of what resulted in the significant changes in this metrics for the periods discussed.

In response to the Staff’s comment, the Company has revised the disclosure on page 44.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

November 15, 2007

Liquidity and Capital Resources, page 43

Contractual Obligations, page 45

14.	Refer to your response to comment 56. We continue to believe that inclusion of your Claims Liability and Professional Liability Reserves in the Contractual Obligations Table will provide meaningful disclosure to your investors. Please include an estimate of the “reasonably likely” amounts expected to be paid in each future period in a revised table or explain to us more specifically why you are unable to provide this information.

In response to the Staff’s comment, the Company has revised the disclosure on page 47.

Compensation Discussion and Analysis, page 70

Base Salary, page 75

15.	We note your response to comment 57 and your revised disclosure. You indicate that the base salaries of your named executive officers were established using the “knowledge base” of the members of the Board and “input” from your venture capital investors as to compensation practices in their respective portfolio companies. Please discuss what you mean by knowledge base and what factors the board considered and the impact these factors had. Similarly, please explain what you mean by input. What factors did the venture capital investors consider and how did they affect the determination of the base salaries of your named executive officers.

In response to the Staff’s comment, the Company has revised the disclosure on page 77.

16.	We note your response to 58 and your supplemental response. We continue to believe that the identity of your independent compensation consultant is material information for investors. Therefore, the comment is reissued. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 76.

Narrative to Summary Compensation Table and Grants of Plan Based Awards, page 79

17.	We note your response to comment 63 and your revised disclosure. You indicate in the last full paragraph of this section that you determined that your named executive officers were “well below the median levels and it was appropriate to grant ‘catch-up’ options to bring your executives closer to the median of the peer group. Please quantify approximately what percentile your named executive officers’ compensation was as compared to the peer group prior to the “catch-up” as well as after.

In response to the Staff’s comment, the Company has revised the disclosure on page 82.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

November 15, 2007

Principal and Selling Stockholders, page 94

18.	We note your response to comment 65 and your supplemental response. We believe a discussion of the private placement transactions where your selling stockholders acquired the securities that you are registering in this Form S-1 is material information to investors. Therefore, the comment is reissued. Please revise your document to provide the requested information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100, 106, and 107.

Audited Consolidated Financial Statements—Years Ended December 31, 2006, page F-1

Consolidated Statements of Income, page F-4

19.	Refer to your response to comment 69. Tell us how your presentation of Bad Debt Expense as a reduction to Revenues complies with Item 5-03(b)(5) of Regulation S-X.

The Company respectfully advises the Staff that it believes that the revenue related to the accounts included in its bad debt expense does not meet the revenue recognition criteria as set forth in Staff Accounting Bulletin Number 104, since the Company believes that the collectibility of such revenue is not reasonably assured at the date that services have been provided to the patient. The bad debt accounts consist of thousands of small balances of deductible and co-payments which are the responsibility of the patients covered by third party payors, either Medicare or private insurance. The Company has not extended credit to these patients but rather to the third party payors through its contractual or other relationships, and has no visibility to the individual patient’s ability to pay prior to treatment of the patient. After the patient has been treated, the Company receives payor data from the hospital or other heath care facility and bills the third party payors. To the extent that a patient has a remaining deductible or co-payment for the services provided, the Company bills the patient that balance. The Company has concluded that the portion of the deductibles and co-payments for which collection is not reasonably assured, but the revenue has been earned since services have been provided, should be reflected as a reduction of revenue. For these reasons, the Company does not believe that it is appropriate to recognize revenue for the portion of these accounts for which collection is not reasonably assured, and thus its revenue is appropriately recorded net of an estimate of uncollectible co-payments and deductibles due from patients. The Company reflects in its balance sheet an allowance for such deductibles and co-payments which have been earned, but for which collection is not reasonably assured.

20.	Refer to your response to comment 71. Please revise your disclosure to clarify that the line item “Physician practice salaries, benefits, and other” is your cost of services provided.

In response to the Staff’s comment, the Company has revised the line item throughout the Registration Statement to reflect the “Cost of Services—physician salaries, benefits and other.”

Notes to Consolidated Financial Statements page F-7

1. Operations and Significant Accounting Policies page F-7

Restatement of Consolidated Financial Statements and Cumulative Effect of a change in Accounting Principle, page F-7

21.	The table that you provide on F-8 related to the statements of income does not appear to agree with those statements of income. Specifically, the line item “Net income attributable to common stockholders” appears different from the one used in the EPS calculation as well as reported in the line item “Net income attributable to common stockholders” on page F-4. Please explain this difference or revise the presentation accordingly.

The Company respectfully advises the Staff that this table has been deleted as it pertained to the restatement of the financials included in Amendment No. 1.

8. Stock Option Plans F-17

22.	Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

November 15, 2007

offering price is specified and we may have further comment in this regard when the amendment containing that information is filed.

The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has requested from its underwriters, and has supplementally provided the Staff with, a preliminary estimate of the price range per share of its common stock in connection with the proposed initial public offering. If the Company believes that the final price of its common stock will not fall within the price estimate supplementally provided to the Staff, the Company will advise the Staff in writing of a revised price estimate.

The Company further advises the Staff that it intends to file a pre-effective amendment containing bona fide pricing-related information prior to circulating the prospectus, which price range will not exceed $2 if the Company’s Common Stock prices below $20, and will not exceed 10% if the Company’s Common Stock prices above $20.

10. Earning Per Share page F-21

23.	Please explain to us the provisions of the preferred shares that required you to include them within the scope of EITF 03-06. Since it appears that you have restated your EPS calculations related to this issue, explain to us why you have not included the impact of this in your restatement note.

The Company respectfully advises the Staff that, as discussed in Note 9. to its December 31, 2006 audited financial statements, the holders of the Company’s preferred stock are entitled to receive, when declared, non-cumulative cash dividends at an annual rate of 8% prior to any declaration or payment of dividends on our common stock. Under the provisions of EITF 03-06, these shares are considered to be participating preferred shares, and therefore the two-class method applies in determining Earnings per Share. The following specific paragraphs of EITF 03-06 apply:

“14.	The Task Force reached a consensus on Issue 3 that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed. If the terms of the participating security do not specify objectively determinable, nondiscretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. For example, if an entity could avoid distribution of earnings to a participating security, even if all of the earnings for the year were distributed, then no allocation of that period’s earnings to the participating security would be made.

15.	The Task Force observed that paragraph 61(b) of Statement 128 states that under the two-class method “the remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed” (emphasis added). The Task Force noted that the consensus on Issue 3 is based on that guidance in Statement 128, despite the pro forma nature of this allocation and that it may not reflect the economic probabilities of actual distributions to the participating security holders.”

Consequently, the Company has applied the two-class method by first allocating earnings to the preferred stock based on the 8% preferred return, with any remaining earnings allocated to the common stock. In some periods, the Company’s earnings were not adequate to satisfy the entire 8% preferred return; consequently, in those periods, earnings were allocated to the preferred shares only to the extent of earnings (i.e., earnings were not reduced below zero to compute income available to common shares). The Company believes that this is consistent with the provisions of the two-class method as described in the preceding paragraphs, since the allocation of earnings is to be made as if all earnings were distributed (but not more than the earnings).

The Company further advises the Staff that, with respect to the restatement information included in Amendment No. 1 to its Registration Statement, for purposes of filing Amendment No. 2, the Company has removed the restatement language from this filing since the Staff has been made aware of the changes the Company made to its financial statements as compared with the initial filing of the Registration Statement. The Company does not believe that restatement language in Amendment No. 2, or any subsequent filing, is required to be included.

Please call me at (213) 896-6072 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Robert W. Kadlec